Sous Chef Studio, INC.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Sous Chef Studio, Inc. Management

We have reviewed the accompanying financial statements of Sous Chef Studio, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
September 28, 2024

SOUS CHEF STUDIO, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	103,739	151,736
Prepaid Expenses	9,040	6,171
Total Current Assets	112,779	157,907
Non-Current Assets:		
Total Non-Current Assets	-	-
TOTAL ASSETS	112,779	157,907
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	(4,971)	(2,273)
Accrued Expenses	-	-
Payroll Liabilities	590	-
Total Current Liabilities	(4,381)	(2,273)
TOTAL LIABILITIES	(4,381)	(2,273)
EQUITY		
SAFE	200,000	200,000
Accumulated Deficit	(82,840)	(39,821)
TOTAL EQUITY	117,161	160,179
TOTAL LIABILITIES AND EQUITY	112,779	157,907

SOUS CHEF STUDIO, INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Operating Expenses		
Payroll Expenses	14,173	-
General and Administrative	4,300	4,388
Legal and Professional Fees	10,074	11,340
Research & Development Expenses	16,980	19,967
Advertising & Marketing Expense	-	5,553
Total Operating Expenses	45,527	41,248
Total Loss from Operations	45,527	41,248
Other Income (Expense)		
Other Income (Expense)	(20)	-
Interest Income	2,978	1,427
Total Other Income/Expense	2,958	1,427
Net Income (Loss)	(42,569)	(39,821)
Earnings Before Income Taxes, Depreciation, and Amortization	(42,569)	(39,821)
Income Taxes	450	-
Net Income (Loss)	(43,019)	(39,821)

SOUS CHEF STUDIO, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE	Retained earnings	Total Shareholder's
	# of Shares	$ Amount			(Deficit)	Equity
Beginning balance at 1/1/22	-	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
SAFE	-	-	-	-	-	-
Net income (loss)	-	-	-	200,000	(39,821)	160,179
Ending balance at 12/31/22	-	-	-		(39,821)	160,179
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
SAFE	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(43,019)	(43,019)
Ending balance at 12/31/23	-	-	-	-	(82,840)	117,161

SOUS CHEF STUDIO, INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(43,019)	(39,821)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid Expenses	(2,869)	(6,171)
Accounts Payable	(2,698)	(2,273)
Payroll Liabilities	590	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(4,977)	(8,444)
Net Cash provided by (used in) Operating Activities	(47,996)	(48,264)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
SAFE	-	200,000
Net Cash provided by (used in) Financing Activities	-	200,000
Cash at the beginning of period	151,736	-
Net Cash increase (decrease) for period	(47,996)	151,736
Cash at end of period	103,739	151,736

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Sous Chef Studios, Inc ("the Company") was formed in Delaware on July 1st, 2022. The Company plans to earn revenue by selling self-designed and manufactured kitchen appliances hardware, as well as recurring revenue for a SaaS platform delivering recipes to the hardware. The Company's headquarters are in Mountain View, CA. The Company's customers will be located globally.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months.   Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $103,729 and $151,736 in cash as of December 31, 2023 and December 31, 2022, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling robotic kitchen appliances that will cook a variety of meals, and add-on hardware that will expand the appliance's capabilities to cook additional meals, as well as a meal service subscription that will grant access to creative recipes. The Company's payments are generally collected at time of service or initiation of services.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of repairs & maintenance, software, and web services, computer hardware & equipment, shipping, office and other miscellaneous expenses.

Income Taxes

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company has a net operating loss (NOL) carryforward of $24,596. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The company does not have any long term debt or obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. No shares have been issued as of 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties, each for $100,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $3.5M. The balance of the SAFE agreements totaled $200,000 as of December 31, 2023 and 2022, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.